Exhibit 12.1

The ExOne Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Loss before income taxes	$(21,684)	$(5,947)	$(8,693)	$(6,586)	$(4,982)
Fixed charges added to earnings	471	729	1,170	1,922	1,396

Total earnings	$(21,213)	$(5,218)	$(7,523)	$(4,664)	$(3,586)

Fixed charges
Interest expense	$144	$372	$842	$1,570	$1,114
Amount representative of the interest factor in rents	327	357	328	352	282

Fixed charges added to earnings	471	729	1,170	1,922	1,396

Ratio of earnings to fixed charges	(A )	(A )	(A )	(A )	(A )

(A)	A deficiency of earnings to cover fixed charges of $21,684, $5,947, $8,693, $6,586 and $4,982 exists for 2014, 2013, 2012, 2011 and 2010, respectively.